Stuart French, President
                                 Tellurian, Inc.
                              300 K Route 17 South
                               Mahwah, N.J. 07430
                                 (201) 529-0939



                               Septermber 18, 1998



Securities & Exchange Commission
450 Fifth Street NW
Washington, DC  20549

Re:      Tellurian, Inc.
         File No. 333-56793
         Form SB-2 Registration Statement

Gentlemen:

     Due to a change in market conditions, Tellurian, Inc. hereby respectfully requests the withdrawal of its Form SB-2 Registration Statement, File No. 333-56793.


                                                Very truly yours,

                                                Tellurian, Inc.

                                                By /s/ Stuart French, President



SM:ag
Enclosures